UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 12, 2005

  NORTHERN CANADIAN MINERALS INC.

(FORMERLY AMERICAN NEVADA GOLD CORP.)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]Yes         No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Northern Canadian Minerals Inc.

(formerly American Nevada Gold Corp.)

(Registrant)

“Peeyush K. Varshney”

Date: May 12, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

For the years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.)

We have audited the balance sheet of Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.) as at December 31, 2004 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at December 31, 2003, and for the years ended December 31, 2003 and 2002 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated February 29, 2004.

                                                        signed: "DALE MATHESON CARR-HILTON LABONTE"

Vancouver, B.C.

 CHARTERED ACCOUNTANTS

April 15, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern.  Our report to the shareholders dated April 15, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

                                                        signed: "DALE MATHESON CARR-HILTON LABONTE"

Vancouver, B.C.

CHARTERED ACCOUNTANTS

April 15, 2005

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Balance Sheets

December 31, 2004 and 2003

(In Canadian Dollars)

	2004	2003

Assets

Current:
Cash	$ 200,301	$ 32,584
Goods and services tax recoverable	3,583	2,122
Prepaid expenses	614	642
Due from related parties (note 8)	-	10,170
	204,498	45,518

Equipment (note 3)	4,142	1,802

Interest in unproven mineral properties (note 4)	388,200	388,200
	$ 596,840	$ 435,520

Liabilities

Current:
Accounts payable and accrued liabilities	$ 9,630	$ 30,992

Shareholders' Equity

Share capital (note 5)	3,481,668	3,124,218
Contributed surplus (note 5(f))	98,895	990
Deficit	(2,993,353)	(2,720,680)
	587,210	404,528
	$ 596,840	$ 435,520

Nature of operations (note 1)

See accompanying notes to financial statements.

On behalf of the Board:

"Hari Varshney"          Director

"Aly Mawji"                  Director

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

	2004	2003	2002

Revenues:
Interest	$ 586	$ 1,706	$ 877

Expenses:
Advertising, promotion and travel	13,938	8,574	11,945
Amortization	1,049	318	-
Bank charges and interest	497	1,071	645
Consulting	-	29,370	21,955
Management fees	60,000	60,000	10,000
Office, rent and administration	42,373	50,233	37,335
Professional fees	17,217	13,056	143,875
Regulatory and transfer agent	20,004	14,105	43,133
Stock-based compensation (Note 6)	52,497	-	990
Wages and benefits	20,276	40,529	5,961
Write down of interest in unproven mineral properties (Note 4)	-	281,832	-
	227,851	499,088	275,839

Net loss for the year	(227,265)	(497,382)	(274,962)

Deficit, beginning of year, as previously reported	(2,720,680)	(2,223,298)	(1,948,336)

Adjustment to reflect change in accounting for
employee stock options (note 2(h))	(45,408)	-	-

Deficit, beginning of year, restated	(2,766,088)	(2,223,298)	(1,948,336)

Deficit, end of year	$ (2,993,353)	$ (2,720,680)	$ (2,223,298)

Basic and diluted loss per share	$ (0.01)	$ (0.10)	$ (0.27)
Weighted average number of common shares outstanding	5,623,238	4,762,583	1,018,708

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

	2004	2003	2002

Cash provided by (used in):
Operations:
Net loss for the year	$ (227,265)	$ (497,382)	$ (274,962)
Items not involving cash:
Amortization	1,049	318	-
Stock-based compensation	52,497	-	990
Write down of interest in unproven mineral properties	-	281,832	-
Change in non-cash operating working capital:
Goods and services tax recoverable	(1,461)	12,110	(11,750)
Prepaid expenses and deposits	28	(642)	-
Accounts payable and accrued liabilities	(21,362)	25,109	(8,673)
-	(196,514)	(178,655)	(294,395)
Investing:
Deposit on expenditures for interest in unproven mineral properties	-	210,971	(210,971)
Interest in unproven mineral properties	-	(257,503)	(376,529)
Acquisition of equipment	(3,389)	(2,120)	-
	(3,389)	(48,652)	(587,500)

Financing:
Due from related parties	10,170	(10,170)	-
Shares issued for cash, net of issuance costs	357,450	-	1,151,685
	367,620	(10,170)	1,151,685
Increase (decrease) in cash	167,717	(237,477)	269,790
Cash, beginning of year	32,584	270,061	271
Cash, end of year	$ 200,301	$ 32,584	$ 270,061

Supplementary information:
Non-cash transactions:
Issuance of shares for:
Acquisition of mineral properties	$ -	$ -	$ 36,000
Settlement of debt	-	-	1,260,305

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

1.

Nature of operations

During the year ended December 31, 2002, the Company completed a reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

During the current year, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as indicated in Note 9, they also comply, in all material rescpects, with generally accepted accounting principles in the United States.

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment to equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests.   Where estimates have been used financial results as determined by actual events could differ from those estimates.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments:

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

 (c)

Foreign currency:

The functional currency of the Company is Canadian dollars. Monetary assets and liabilities owing in a foreign currency are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses arising on translation are included in operations for the year.

 (d)

Equipment and amortization:

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers              30% per annum

In the year of acquisition, only one-half of the normal amortization is recorded.

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

(e)

Interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse, abandoned, or determined by management to be impaired.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties (continued):

On an on-going basis, management evaluates the status of the Company's mineral property interests based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract ("EIC") 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section

3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has adopted CICA Handbook Section 1581 and 3062, and management has determined that accounting for the cost of its mining assets and the exploration of these assets does not result in a material difference to the financial statements for the years ended December 31, 2004, 2003 and 2002.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(f)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(g)

Earnings (Loss) per share:

Earnings (Loss) per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the year.

The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the period.

The options and warrants outstanding have an antidilutive effect on earnings (loss) per share. For the years presented, basic and diluted earnings (loss) per share are equal.

The comparative loss per share figures have been restated to reflect the 5:1 share consolidation as described in Note 5(b).

 (h)

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as displayed on the statement of operations and defict.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(i)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the CICA Handbook.  Future taxes are recognized for the potential future tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(j)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

(k)

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on these financial statements.

(l)

Risk management

Environmental risk:

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk:

The Company is not exposed to significant interest rate or credit risk.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.

Equipment

2004
	Cost	Accumulated Amortization	Net Book Value

Computer	$ 5,509	$ 1,367	$ 4,142
2003
	Cost	Accumulated Amortization	Net Book Value

Computer	$ 2,120	$ 318	$ 1,802

4.

Interest in unproven mineral properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During a previous year, the Company paid Bonanza $107,500, in accordance with the terms above.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties

(b)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

Once the Company incurs cumulative exploration expenditures of $3,600,000 and issues to Bonanza Explorations 800,000 pre-consolidation shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  Providing the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the year-ended December 31, 2002, the Company issued 275,000 pre-consolidation shares to an arm's length party, in consideration for introducing the Company to ABG.

During the year-ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 pre-consolidation shares to Bonanza as per the terms mentioned in 3(b)i.

During the year-ended December 31, 2003, $257,503 was expended on exploration activities including the $210,971 held as a deposit on exploration in the previous year.

During the year-ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.  During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 being managements' estimate of the recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	Pamlico	Gold Bar	Total

Acquisition costs:
Balance, December 31, 2002	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2002	269,029	-	269,029
Additions during the year:
Claim maintenance	13,312	31,058	44,370
Drilling	13,619	175,537	189,156
Geological consulting	14,122	9,855	23,977
	381,832	288,200	670,032
Write down of deferred exploration costs	(281,832)	-	(281,832)
Balance, December 31, 2003 and 2004	$ 100,000	$ 288,200	$ 388,200

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding:

Number

of Shares                Amount

Common shares as at December 31, 2002 and 2003                23,812,916         $    3,124,218

Consolidation on a 5:1 basis

(19,050,333

)

-

Issued pursuant to a private placement

2,500,000

375,000

Share issuance costs

-                  (17,550)

Balance, December 31, 2004                                                    7,262,583         $    3,481,668

At the annual general meeting of the Company June 3, 2004, the shareholders passed a special resolution to restructure the share capital of the Company through a five-to-one share consolidation.

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee of $17,550 was paid on a portion of this private placement.

(c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 pre-consolidation common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the pre-consolidation common shares issued on the debt settlement are subject to a three year value security escrow agreement and 2,712,690 pre-consolidation shares are subject to a six year surplus security escrow agreement.

During the current and prior years, 1,199,095 post--consolidation shares were released from escrow leaving a balance of 901,416 (2003 - 7,115,326 pre-consolidation; 2002 - 9,723,564 pre-consolidation) post-consolidation shares in escrow.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

 (d)

Warrants:

Number of      Weighted average        Weighted average life
                                                   common shares      exercise price               remaining(Years)

Balance, December 31, 2002

13,180,241

$ 0.15

1.83

    Issued/cancelled

-                        -                                        -

Balance, December 31, 2003

13,180,241

0.18

  0.83

Consolidation on a 5:1 basis

(10,544,193)

   -

   -

Issued

2,500,000

 0.20

2.00

Expired

(2,636,048)                   0.18                                        -

Balance, December 31, 2004                  2,500,000                $ 0.20                                   1.65

Share purchase warrants outstanding at December 31, 2004 are as follows:

Number of Shares	Exercise Price	Expiry Date
2,500,000	Year 1 $0.20	August 27, 2005
	Year 2 $0.30	August 27, 2006

Subsequent to year end, 106,667 warrants were exercised at $0.20 per share for gross proceeds of $21,333.

(e)

Stock options:

The Company maintains a fixed stock option plan that enables management to grant options to directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

Number of      Weighted average        Weighted average life
                                                   common shares      exercise price               remaining(Years)

Balance, December 31, 2002

1,090,000

$ 0.10

4.88

Granted

450,000

0.11

5.00

Cancelled

(250,000)

(0.10)

-

Cancelled

(150,000)                 (0.11)                                    -

Balance, December 31, 2003

1,140,000

0.10

3.94

Consolidation on a 5:1 basis

(912,000)

   (0.10)

-

Cancelled

(2,000)

 0.15

-

Granted

416,000                   0.15                                   5.00

Balance, December 31, 2004

642,000                $ 0.15                                   3.97

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

The following table summarizes the stock options outstanding at December 31, 2004:

Number outstanding at                                                Number exercisable at

Exercise price             December 31, 2004          Expiry date                      December 31, 2004

$0.15

166,000

November 19, 2007

166,000

$0.15

60,000

February 4, 2008

60,000

$0.15                                   416,000                 July 13, 2009                                   297,097

642,000                                                                       523,097

(f)

Contributed surplus:

2004

2003

2002

Balance, beginning of year, as previously reported

$

990

$

990

$

990

Adjustment to reflect change in accounting for

Stock options (note 2(h))

- Fiscal 2002

20,598

-

-

- Fiscal 2003

24,810

-

-

Balance, beginning of year, restated

46,398

990

990

Stock compensation (Note 6)

52,497

-

-

Balance, end of year

$

98,895

$

990

$

990

The Company has restated the opening balances of its deficit and contributed surplus accounts, which are both equity accounts, to reflect the opening balances of these accounts as though the Company had charged employee stock based compensation in the statement of operations from the initial adoption of CICA Handbook 3870, January 1, 2002. For the years 2002 and 2003, the amount of stock based compensation that would have been charged to the statement of operations and contributed surplus was $20,598 and $24,810 respectively.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

Stock-based compensation

During the year, stock based compensation has been charged to operations as follows:

	2004	2003	2002
Fair values contemplated under CICA Handbook 3870:	$	$	$

Vested options granted July 13, 2004 i)	33,709	-	-
Vested options granted February 4, 2003	2,632	-	-
Repriced 166,000 stock options to $0.15 share ii)	9,269	-	-
Repriced 60,000 stock options to $0.15 share ii)	6,887	-	-
Options granted to a consultant	-	-	990
	52,497	-	990

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants.

i.

On July, 13, 2004, the Company granted 416,000 stock options to consultants, directors and officers. The options are exercisable at $0.15 per common share and expire 5 years from the date of grant. The fair value of these options was estimated at $47,198 ($0.11 per option). The vesting provisions of these options allocates the amount of compensation to be recorded over an eighteen month service period. In 2004, the company recognized $33,709 in compensation expense related to these options. Management estimates a further $13,489 in compensation expense to be recognized in 2005, subject to actual cancellations and forfeitures.

ii.

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares (post-consolidation) at a price of $0.50 per share and 60,000 common shares (post-consolidation) at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share. The amended exercise price for insiders' options is pending disinterested shareholders' approval.

Under the Stock based compensation guidelines, CICA Handbook 3870, a modification of an outstanding award that results in an improvement to an existing reward should be valued for the incremental increase in the fair value. The 166,000 stock options, repriced from $0.50 per share to $0.15 per share, has been estimated to incrementally increase fair value by $9,269. Similarly, the 60,000 stock options, repriced from $0.55 per share to $0.15 per share, has been estimated to incrementally increase fair value by $6,887.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

Stock-based compensation

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2004

2003

2002

Risk free interest rate

3%

5%

3%

Expected dividend yield

0%

0%

0%

Stock price volatility

98%

80%

55%

Expected life of options

3 years

5 years

2 years

The weighted average fair value of options granted during the year ended December 31, 2004 is $0.11(003 - $0.09; 2002 - $0.02).

7.

Income taxes

The components of the potential future income tax assets are as follows:

2004              2003              2002

Corporate tax rate

(35.6%)

(38%)

(38%)

Future income tax assets:

Available non-capital losses

$

402,000

$

397,000

$

358,000

Unused earned depletion base

9,000

9,000

9,000

Canadian exploration expenses

28,000

28,000

8,000

Canadian development expenses

10,000

10,000

10,000

Foreign exploration and development expenses

300,000

318,000

226,000

749,000

762,000

611,000

Valuation allowance

(749,000)

(762,000

)

(611,000

)

Net future income tax assets

$

-

$

-

$

-

Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above tax based components has not been established. Accordingly, a 100% valuation allowance has been provided.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2005 through 2014. The exploration and development expenses can be carried forward indefinitely.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

8.

Related party transactions

The Company entered into the following transactions with related parties:

(a)

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. The Company paid or accrued $60,000 (2003 - $60,000; 2002 - $10,000) for management services and $12,000 (2003 - $12,000; 2002 - $2,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

(b)

The Company paid or accrued $17,723 (2003 - $15,680; 2002 - $3,627) for rent to a company having a director in common.

(c)

The Company paid $nil (2003 - $nil; 2002 - $14,000) for rent to a company controlled by directors of the Company.

(d)

A company controlled by a director of the Company entered into an agreement to acquire $nil (2003 - $nil; 2002 - $25,000) of the outstanding indebtedness from the former management group.

(e)

A relative of the president of the Company entered into an agreement to acquire $nil (2003 - $nil; 2002 - $87,301) of the outstanding indebtedness from the former president of the Company.

(f)

During the year ended December 31, 2002, a balance due to a related party was satisfied by the issuance of 935,842 common shares at a price of $0.12 per common share.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 15

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP")

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board in the US issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 16

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

(b)

Stock-based compensation (continued)

However, commencing January 1, 2004 under Canadian GAAP the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment is required to reconcile to US GAAP.

 Under SFAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No.123(R) (revised 2004), "Share-Based Payment." SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

(c)

Earnings per share

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow.  Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 17

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

(d)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders' equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2004, 2003 and 2002, comprehensive loss equals the loss for the year.

(f)

Development stage company

Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(g)

Statements of cash flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 18

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

Recent accounting pronouncements

(h)

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements."  The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables."  While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104.  The adoption of SAB 104 did not have a material impact on the Company's financial position or results of operations.

(i)

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins ("ARB") No. 51, Consolidated Financial Statements ("FIN 46").  FIN 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003.  The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity.  The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.  Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.  The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.  In December 2003, the FASB issued FASB Interpretations No. 46 (Revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R").  FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46.  The adoption of FIN 46R did not have a material impact on the Company's financial position or results of operations.

(j)

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications above.

(k)

In December 2004, the FASB issued SFAS No.153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No.29, Accounting for Non-monetary Transactions ("SFAS 153"). SFAS 153  requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance.  SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 19

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

 (l)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		December 31,	December 31,
		2004	2003
	Total assets, under Canadian GAAP	$ 596,840	$ 435,520
	Adjustment for interest in unproven mineral properties (note 9(a))	(388,200)	(388,200)
	Total assets, under US GAAP	$ 208,640	$ 47,320

(ii)	Deficit
		December 31,	December 31,
		2004	2003

	Deficit Canadian GAAP, as restated (Note 2(h))	$ (2,766,088)	$ (2,720,680)
	Application of intrinsic value method of accounting for employee stock options (Note 9(b))	(45,408)	-
	Adjustment for interest in unproven mineral properties (Note 9(a))	(388,200)	(388,200)
	Deficit, under US GAAP	$ (3,199,696)	$ (3,108,880)

(iii)	Contributed surplus
		December 31,	December 31,
		2004	2003

	Contributed surplus Canadian GAAP, as restated (Note 5(f))	$ (98,895)	$ (990)
	Application of the intrinsic value method of accounting for employee stock options (Note 9(b))	97,905	-
	Contributed surplus, under US GAAP	$ (990)	$ (990)

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 20

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

(l)

Reconciliation (continued)

(iv)	Net loss and loss per share for the year
			Years ended December 31,
			2004		2003	2002

	Net loss for the year, under Canadian GAAP	$ (227,265)	$ (497,382)	$ (274,962)
	Adjustment for interest in unproven mineral properties (Note 9(a))	-	(388,200)	(412,529)
	Adjustment for intrinsic value method of accounting for employee stock options (Note 9(b))	52,497	-	-
	Net loss for the year, under US GAAP	$ (174,768)	$ (885,582)	$ (687,491)

Weighted average number of common shares outstanding under US GAAP, basic and diluted	4,420,377	3,339,518	683,046

Loss per share, basic and diluted under US GAAP (Note 9(c))	$ (0.04)	$ (0.05)	$ (0.20)

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 21

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

(l)

Reconciliation (continued)

(v)	Cash used in operating activities
		Years ended December 31,
		2004	2003	2002

	Cash used in operating activities, under Canadian GAAP	$ (196,514)	$ (178,655)	$ (294,395)
	Interest in unproven mineral properties (Note 9(a))	-	(46,532)	(587,500)
	Cash used in operating activities, under US GAAP	$ (196,514)	$ (225,187)	$ (881,895)

(vi)	Cash used in investing activities
		Years ended December 31,
		2004	2003	2002

	Cash used in investing activities, under Canadian GAAP	$ (3,389)	$ (48,652)	$ (587,500)
	Interest in unproven mineral properties (note 9(a))	-	46,532	587,500
	Cash used in investing activities, under US GAAP	$ (3,389)	$ (2,120)	$ -

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2004

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

December 31, 2004

1.1

Date

This Management Discussion and Analysis ("MD&A") of Northern Canadian Minerals Inc. (the "Company") has been prepared by management as of April 26, 2005 and should be read in conjunction with the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company is incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

During the year, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share. Effective August 6, 2004, the common shares and warrants of Northern Canadian Minerals Inc. commenced trading on the TSX Venture Exchange ("the Exchange") under the trading symbol "NCA" and "NCA.WT" respectively and the common shares and warrants of American Nevada Gold Corp. were delisted.

As at the date hereof, the Company has mining interests in 2 properties - the Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. American Bonanza Gold Mining Corp. ("Bonanza") will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

History and Overview

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the

2

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

December 31, 2004

Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. Effective August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old for one (1) new basis.

1.3

Selected Annual Information

Years ended
	2004	2003	2002

Total Revenues	$ 586	$ 1,706	$ 877
Income (Loss)	$ (227,265)	$ (497,382)	$ (274,962)
Income (Loss) per share	$ (0.01)	$ (0.12)	$ (0.27)
Total assets	$ 596,840	$ 435,520	$ 907,793
Total long term liabilities	$ Nil	$ Nil	$ Nil
Cash dividends declared per share for each class of share	$ Nil	$ Nil	$ Nil

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Management knows of no trends that would materially affect the business of the Company.

1.4

Results of Operations

During the year, the Company incurred a loss of $227,265 or $0.01 per share as compared to a loss of $497,382 or $0.10 per share during the year ended December 31, 2003, a decrease in loss of $270,117. The decrease in loss was primarily due to a write down of interest in unproven mineral properties of $281,832 recorded in 2003 and decreases in consulting fees by $29,370, office, rent and administration by $7,860, and wages and benefits by $20,253.  However, advertising, promotion and travel expenses increased by $5,364, professional fees by $4,161, regulatory and transfer agent costs by $5,899 and stock based compensation cost by $52,497.

The Company did not incur any exploration expenses during the year ended December 31, 2004.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
December 31, 2004	$ 405	$ (93,997)	$ (0.01)
September 30, 2004	150	(64,533)	(0.00)
June 30, 2004	1	(32,534)	(0.00)
March 31, 2004	30	(36,201)	(0.00)
December 31, 2003	133	(316,217)	(0.01)
September 30, 2003	334	(41,231)	(0.00)
June 30, 2003	658	(42,163)	(0.00)
March 31, 2003	581	(97,771)	(0.00)

3

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

December 31, 2004

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $194,868 at December 31, 2004 compared to working capital of $14,526 at December 31, 2003, representing an increase in working capital by $180,342.

As at December 31, 2004, the Company had net cash on hand of $200,301 compared to $32,584 at December 31, 2003, an increase in cash by $167,717. This increase in cash resulted from net inflows of cash provided from private placement proceeds of $375,000 less cash utilized for commission on the private placement of $17,550, for operations of $196,514 and for the purchase of equipment of $3,389.

Current assets excluding cash at December 31, 2004 consist of goods and services taxes recoverable of $3,583 and prepaid expenses of $614.

Current liabilities as at December 31, 2004 consist of accounts payable and accrued liabilities of $9,630.

Financing for the Company's operations was funded primarily through a non-brokered private placement completed during the year of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one warrant. Each warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee of $17,550 was paid on a portion of this private placement.

The other sources of funds potentially available to the Company are through the exercise of outstanding 642,000 stock options and 2,500,000 share purchase warrants. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The period end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

4

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

December 31, 2004

(a)

Effective November 1, 2002, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Hari Varshney and Peeyush Varshney, directors and officers of the Company, pursuant to which the Company retained VCC to provide management services.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for the reimbursement of administrative services.

During the year ended December 31, 2004, the Company paid or accrued $60,000 for management fees and $12,000 for administrative fees to VCC pursuant to the VCC Agreement.

(b)

Peeyush K. Varshney is a director of Afrasia Mineral Fields Inc. ("Afrasia"). During the year ended December 31, 2004, the Company paid rent to Afrasia of $17,723.  Afrasia is an oil and gas exploration company.

1.10

 Year Under Review and Subsequent Events

During the year, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share.

During the year, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one warrant. Each warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee of $17,550 was paid on a portion of this private placement.

During the year, the Company granted 416,000 stock options under the Company's stock option plan to directors, officer and employees of the Company, exercisable for a period of five years, at an exercise price of $0.15 per share.

During the year, the Company re-priced its existing stock options to certain employees and directors to acquire 168,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008, respectively, to $0.15 per share.

Effective August 6, 2004, the common shares and warrants of Northern Canadian Minerals Inc. commenced trading on the Exchange under the trading symbol "NCA" and "NCA.WT", respectively, and the common shares and warrants of American Nevada Gold Corp. were delisted.

Subsequent to the year end, 106,667 warrants were exercised at a price of $0.20 per share for gross proceeds of $21,333 as at April 15, 2005.

1.11

Proposed Transactions

Not applicable

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights,

5

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

December 31, 2004

and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as displayed on the statement of operations and deficit.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, goods and services taxes recoverable and accounts payable and accrued liabilities approximates fair value because of the short-term maturity of these items.

Net smelter royalties are derivative instruments.  The fair value of which are undeterminable until proven resource reserves have been established.

1.15

Other Requirements

Additional disclosures pertaining to the Company's technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Peeyush K. Varshney"

Peeyush K. Varshney

CFO and Secretary

April 26, 2005

Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

For the three months ended March 31, 2005 and 2004

NORTHERN CANADIAN MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

May 9, 2005

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Balance Sheets

March 31, 2005 and December 31, 2004

(Unaudited - prepared by management)

	March 31, 2005	December 31, 2004

Assets

Current:
Cash	$ 153,596	$ 200,301
Goods and services tax recoverable	2,687	3,583
Prepaid expenses	6,259	614
	162,542	204,498

Equipment (note 3)	3,836	4,142

Interest in unproven mineral properties (note 4)	400,950	388,200
	$ 567,328	$ 596,840

Liabilities

Current:
Accounts payable and accrued liabilities	25,807	9,630

Shareholders' Equity

Share capital (note 5)	3,481,668	3,481,668
Contributed surplus (note 5(f))	104,816	98,895
Deficit	(3,044,963)	(2,993,353)
	541,521	587,210
	$ 567,328	$ 596,840

Nature of operations (note 1)

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the three months ended March 31, 2005 and 2004

(Unaudited - prepared by management)

	2005	2004

Revenues:
Interest	$ 319	$ 30

Expenses:
Advertising, promotion and travel	1,381	625
Amortization	306	79
Bank charges and interest	148	99
Management fees	15,000	15,000
Office, rent and administration	11,427	9,917
Regulatory and transfer agent	3,725	3,714
Stock based compensation (note 5)	5,921	2,632
Wages and benefits	14,021	4,165
	51,929	36,231

Loss for the period	51,610	36,201

Deficit, beginning of period, as previously reported	2,993,353	2,720,680

Adjustment to reflect change in accounting for employee stock options (note 2(h))	-	45,408
Deficit, beginning of period, restated	2,993,353	2,766,088

Deficit, end of period	$ 3,044,963	$ 2,802,289

Basic and diluted loss per share	$ (0.01)	$ (0.00)
Weighted average number of common shares	7,262,583	23,812,916

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Cash Flows

For the three months ended March 31, 2005 and 2004

(Unaudited - prepared by management)

	2005	2004

Cash provided by (used in):
Operations:
Loss for the period	$ (51,610)	$ (36,201)
Items not involving cash:
Amortization	306	79
Stock based compensation	5,921	2,632
Change in non-cash operating working capital:
Goods and services tax recoverable	896	(74)
Prepaid expenses and deposits	(5,645)	(1,484)
Accounts payable and accrued liabilities	16,177	(26,046)
Due to related parties	-	16,585
	(33,955)	(44,509)

Investing:
Interest in unproven mineral properties	(12,750)	-

Financing:
Due to/from related parties	-	15,170
Decrease in cash	(46,705)	(29,339)
Cash, beginning of period	200,301	32,584
Cash, end of period	$ 153,596	$ 3,245

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

1.

Nature of operations

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment to equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests.   Where estimates have been used financial results as determined by actual events could differ from those estimates.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

 (c)

Foreign currency

The functional currency of the Company is Canadian dollars. Monetary assets and liabilities owing in a foreign currency are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses arising on translation are included in operations for the period.

 (d)

Equipment and amortization

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers              30% per annum

In the year of acquisition, only one-half of the normal amortization is recorded.

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

(e)

Interest in unproven mineral properties

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse, abandoned, or determined by management to be impaired.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties (continued)

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, management evaluates the status of the Company's mineral property interests based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract ("EIC") 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section

3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has adopted CICA Handbook Section 1581 and 3062, and management has determined that accounting for the cost of its mining assets and the exploration of these assets does not result in a material difference to the financial statements for the three months ended March 31, 2005 and 2004.

(f)

Share issuance costs

The costs of issuing shares are applied to reduce the stated value of such shares.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(g)

Earnings (Loss) per share

Earnings (Loss) per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the period.

The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the period.

The options and warrants outstanding have an anti-dilutive effect on earnings (loss) per share. For the periods presented, basic and diluted earnings (loss) per share are equal.

The comparative loss per share figures have been restated to reflect the 5:1 share consolidation as described in Note 5(b).

(h)

Stock based compensation

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 and has restated prior periods as displayed on the statements of operations and deficit.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

2.

Significant accounting policies (continued)

(i)

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on these financial statements.

(j)

Risk management

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

3.

Equipment

March 31, 2005				December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 5,509	$ 1,673	$ 3,836	$ 5,509	$ 1,367	$ 4,142

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties

A summary of interest in unproven mineral properties and deferred exploration is as follows:

	Pamlico	Gold Bar	Total
Acquisition costs:
Balance, December 31, 2003 and 2004	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2003 and 2004	28,250	216,450	244,700
Additions during the period:
Claim maintenance	-	12,750	12,750
Balance, March 31, 2005	$ 100,000	$ 300,950	$ 400,950

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

The Company paid Bonanza $107,500, in accordance with the terms above.

(b)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

4.

Interest in unproven mineral properties (continued)

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.  During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 being management's estimate of the recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

5.

Share capital

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding

Number of Shares                 Amount

Common shares as at December 31, 2003 and 2004                23,812,916        $    3,124,218

Consolidation on a 5:1 basis

(19,050,333

)

-

Issued pursuant to a private placement

2,500,000

375,000

Share issuance costs

-

(17,550

)

Balance, March 31, 2005

7,262,583

$    3,481,668

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(b)

Issued and outstanding (continued)

During the year ended December 31, 2004, the Company restructured its share capital through a five-to-one share consolidation.

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 until August 27, 2005 and at a price of $0.30 until August 27, 2006. A finder's fee of $17,550 was paid on a portion of this private placement.

(c)

Escrow shares

As at March 31, 2005, the Company held 901,416 (December 31, 2004 - 901,416) common shares in escrow subject to a three-year value security escrow agreement and a six-year surplus security escrow agreement.

(d)

Warrants

Number of      Weighted average     Weighted average life
                                                   common shares           exercise price         remaining(Years)

Balance, December 31, 2003

13,180,241

0.18

0.83

Consolidation on a 5:1 basis

(10,544,193)

 -

-

Issued

2,500,000

 0.20

2.00

Expired

(2,636,048)

0.18

-

Balance, December 31, 2004

and March 31, 2005

2,500,000

$ 0.20

1.65

Share purchase warrants outstanding at March 31, 2005 are as follows:

Number of Shares	Exercise Price	Expiry Date
2,500,000	Year 1 $0.20	August 27, 2005
	Year 2 $0.30	August 27, 2006

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(d)

Warrants

Subsequent to the quarter end, 143,333 warrants were exercised at $0.20 per share for gross proceeds of $28,667.

(e)

Stock options

The Company maintains a fixed stock option plan that enables management to grant options to directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

Number of    Weighted average   Weighted average life
                                                  common shares         exercise price         remaining(Years)

Balance, December 31, 2003

1,140,000

0.10

3.94

Consolidation on a 5:1 basis

(912,000)

   (0.10)

-

Cancelled

(2,000)

 0.15

-

Granted

416,000

0.15

5.00

Balance, December 31, 2004

and March 31, 2005

642,000

$ 0.15

3.28

The following table summarizes the stock options outstanding at March 31, 2005:

Number outstanding at

Number exercisable at

Exercise price

March 31, 2005

 Expiry date

March 31, 2005

$0.15

166,000

November 19, 2007

166,000

$0.15

60,000

February 4, 2008

60,000

$0.15

416,000

July 13, 2009

349,283

642,000

575,283

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares at a price of $0.50 per share and 60,000 common shares at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share. The amended exercise price for insiders' options is subject to disinterested shareholders' approval.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

5.

Share capital (continued)

(e)

Stock options

During the three months ended March 31, 2005, under the fair value based method, $5,921 (2004 - $2,632) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

2005

2004

Risk free interest rate

2.6%

5.0%

Expected dividend yield

0%

0%

Stock price volatility

98%

80%

Expected life of options

3 years

5 years

The weighted average fair value of options granted during the three months ended March 31, 2005 is $0.11 (2004 - $0.09) each.

(f)

Contributed surplus

March 31,

December 31,

2005

2004

Balance, beginning of period, as previously reported

$

98,895

$

   990

Adjustment to reflect change in accounting for

Stock options (note 2(h))

- Fiscal 2002

-

20,598

- Fiscal 2003

-

24,810

Balance, beginning of period, restated

98,895

46,398

Stock compensation

5,921

52,497

Balance, end of period

$

104,816

  $ 98,895

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

For the three months ended March 31, 2005 and 2004

(Unaudited - Prepared by Management)

7.

Related party transactions

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. During the three months ended March 31, 2005, the Company paid or accrued $15,000 (2004 - $15,000) for management services and $3,000 (2004 - $3,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

During the three months ended March 31, 2005, the Company paid $nil (2004 - $4,836) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2005 and 2004

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2005 and 2004

1.1

Date

This Management Discussion and Analysis ("MD&A") of Northern Canadian Minerals Inc. (the "Company") has been prepared by management as of May 9, 2005 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the three months ended March 31, 2005 and 2004 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company is incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share. Effective August 6, 2004, the common shares and warrants of Northern Canadian Minerals Inc. commenced trading on the TSX Venture Exchange ("the Exchange") under the trading symbol "NCA" and "NCA.WT" respectively and the common shares and warrants of American Nevada Gold Corp. were delisted.

As at the date hereof, the Company has mining interests in 2 properties - the Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. American Bonanza Gold Mining Corp. ("Bonanza") will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

History and Overview

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company's Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company's shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However trading in the Company's securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into

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NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2005 and 2004

33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. Effective August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old for one (1) new basis.

1.3

Selected Annual Information

Not applicable.

1.4

Results of Operations

During the three months ended March 31, 2005, the Company incurred a loss of $51,610 or $0.01 per share as compared to a loss of $36,201 or $0.00 per share during the three months ended March 31, 2004, an increase in loss of $15,409. The increase in loss was primarily due an increase in advertising, promotion and travel by $756, office, rent and administration expense by $1,510, stock based compensation expense by $3,289 and wages and benefits by $9,856.

The Company incurred exploration expenses of $12,750 (2004 - $nil) during the three months ended March 31, 2005.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
March 31, 2005	$ 319	$ (51,610)	$ (0.01)
December 31, 2004	405	(93,997)	(0.01)
September 30, 2004	150	(64,533)	(0.00)
June 30, 2004	1	(32,534)	(0.00)
March 31, 2004	30	(36,201)	(0.00)
December 31, 2003	133	(316,217)	(0.01)
September 30, 2003	334	(41,231)	(0.00)
June 30, 2003	658	(42,163)	(0.00)

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $136,735 at March 31, 2005 compared to working capital of $194,868 at December 31, 2004, representing a decrease in working capital by $58,133.

As at March 31, 2005, the Company had net cash on hand of $153,596 compared to $200,301 at December 31, 2004, a decrease in cash by $46,705. This decrease in cash resulted from net outflows of cash utilized for operations of $33,955 and exploration expenditures of $12,750.

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NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2005 and 2004

Current assets excluding cash at March 31, 2005 consist of goods and services taxes recoverable of $2,687 and prepaid expenses of $6,259.

Current liabilities as at March 31, 2005 consist of accounts payable and accrued liabilities of $25,807.

Financing for the Company operations was primarily through a non-brokered private placement completed during the year ended December 31, 2004 of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 until August 27, 2005 and at a price of $0.30 until August 27, 2006.  A finder's fee of $17,550 was paid on a portion of this private placement.

The other source of funds potential available to the Company are through the exercise of 642,000 stock options at a price or $0.15 per share which expire between November 19, 2007 and July 13, 2009.  There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. During the three months ended March 31, 2005, the Company paid or accrued $15,000 (2004 - $15,000) for management services and $3,000 (2004 - $3,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

During the three months ended March 31, 2005, the Company paid $nil (2004 - $4,836) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

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NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2005 and 2004

1.10

 Year Under Review and Subsequent Events

Subsequent to the quarter end, 143,333 warrants were exercised at $0.20 per share for gross proceeds of $28,667.

1.11

Proposed Transactions

Not applicable

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

Stock based compensation

Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as displayed on the statement of operations and deficit.

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the Company's financial statements during the three months ended March 31, 2005.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, goods and services taxes recoverable and accounts payable and accrued liabilities approximates fair value because of the short-term maturity of these items.

Net smelter royalties are derivative instruments.  The fair value of which are undeterminable until proven resource reserves have been established.

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NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2005 and 2004

1.15

Other Requirements

Additional disclosures pertaining to the Company's technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

"Peeyush K. Varshney"

Peeyush K. Varshney

CFO and Secretary

May 9, 2005

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